Filed Pursuant to
Rule 424 (B)(3)
Registration No: 333-168905

STRATEGIC STORAGE TRUST, INC.

SUPPLEMENT NO. 1 DATED OCTOBER 20, 2011

TO THE PROSPECTUS DATED SEPTEMBER 22, 2011

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust, Inc. dated September 22, 2011. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our follow-on public offering and the termination of our initial public offering;

•	revisions to the “Risk Factors” and “Plan of Distribution” sections of our prospectus related to the determination of the offering price of our common stock;

•	an update on our current portfolio and pending acquisitions;

•	revisions to the “Management” section of our prospectus; and

•	the extension of the term of the KeyBank Credit Facility.

Status of Our Offering

We commenced our initial public offering of shares of our common stock on March 17, 2008. On September 16, 2011, we terminated our initial public offering, having sold approximately 29 million shares and received aggregate gross offering proceeds of approximately $289 million. We commenced the follow-on offering of shares of our common stock on September 22, 2011. As of October 17, 2011, we have received aggregate gross offering proceeds of approximately $1.3 million from the sale of approximately 0.1 million shares in our follow-on offering. As of October 17, 2011, approximately 109.9 million shares remained available for sale to the public under our follow-on offering, including shares available under our distribution reinvestment plan. The follow-on offering will not last beyond September 22, 2013, unless extended by our board of directors as permitted under applicable law. We also reserve the right to terminate the follow-on offering at any time.

Determination of Offering Price

Revisions to Risk Factors

The risk factor in the “Risk Factors – Risks Related to this Offering and Our Corporate Structure” on page 27 of the prospectus titled “We established the offering price on an arbitrary basis; as a result, the actual value of your investment may be substantially less than what you pay” is hereby deleted and replaced with the following risk factor:

“The offering price of our common stock was determined by our board of directors and may not be indicative of the price at which our shares would trade if they were listed on a national securities exchange or the amount that would be received upon our liquidation.

Our board of directors determined the offering price of our common stock for this offering based upon a number of factors, including an independent valuation received from a third party. See “Plan of Distribution – Determination of Offering Price” below. Therefore, the offering price of our common stock may not be indicative of the price at which our shares would trade if they were listed on a national securities exchange or the amount that would be received upon our liquidation.”

Revisions to Plan of Distribution

The following paragraphs should be added as a new subsection immediately following the “Plan of Distribution – General” section on page 148 of the prospectus:

Determination of Offering Price

“The $10.00 per share offering price for our common stock determined by our board of directors is subjective and was primarily based on (i) the estimated net asset value of our company as determined by an independent third party, and (ii) the estimated net asset value of our company as determined by management. The offering price determination took into account the commissions, dealer manager fees and estimated costs associated with this offering. The estimated net asset value was determined solely in connection with determining the offering price of our common stock in connection with our follow-on offering and does not purport to comply with current or proposed FINRA rules. The estimated net asset value calculations considered by our board of directors contain a number of assumptions and estimates which may or may not be accurate or complete. The offering price determination did not take into account any liquidity discounts or discounts relating to the fact that we are externally managed, and we made no attempt to determine the enterprise value of the company.

The offering price of our common stock may not be indicative of the price at which our shares would trade if they were listed on a national securities exchange or the amount that would be received upon our liquidation. Moreover, since the estimated per share net asset values analyzed by our board of directors were increased by certain fees and costs associated with this offering, the proceeds received from a liquidation of our assets would likely be substantially less than the current offering price of our common stock. Please see “Risk Factors – Risks Related to this Offering and Our Corporate Structure – The offering price of our common stock was determined by our board of directors and may not be indicative of the price at which our shares would trade if they were listed on a national securities exchange or the amount that would be received upon our liquidation.”

Our board of directors may in its discretion from time to time change the offering price of our common stock and, therefore, the number of shares being offered in this offering. In such event, we expect that our board of directors would consider, among others, the factors described above. Any future change in the offering price may be higher or lower than the current offering price.

Any such change in the offering price will be made through a prospectus supplement and a post-effective amendment to the registration statement of which the prospectus is a part. We do not expect our board of directors to change the offering price more than once during each 12-month period following the commencement of this offering. We cannot assure you that our offering price will increase or that it will not decrease during this offering or in connection with any future offering of shares.”

Portfolio Update and Pending Acquisitions

Portfolio Summary

On September 13, 2011, we acquired an approximately 6.5-acre parcel of land located in Brampton, Ontario – Canada (the “Brampton property”) for a purchase price of approximately CAD $5.1 million. We have retained Budget Development Partners, a joint venture partner of our sponsor, to assist in the development of an approximately 930-unit self storage facility on approximately 4.4 acres of the parcel, with approximately 108,000 rentable square feet of self storage space. Construction on the Brampton property is expected to be completed in the fourth quarter of 2012. The chart below includes the acquisition and development of the Brampton property.

As of September 30, 2011, our wholly-owned self storage portfolio was comprised as follows:

State	No. of Properties	Units		Sq. Ft. (net)		% of Total Rentable Sq. Ft.
Alabama (1)	2	1,075		144,500		2.2%
Arizona	4	1,970		242,850		3.8%
California (1)	8	6,480		831,700		12.9%
Florida	6	5,850		602,150		9.4%
Georgia	9	4,870		663,200		10.3%
Illinois	4	2,475		370,400	(2)	5.8%
Kentucky	5	2,800		401,000		6.2%
Mississippi	1	600		66,600		1.0%
Nevada	8	4,710		563,700		8.8%
New Jersey	4	3,560		336,000		5.2%
New York	1	690		82,800		1.3%
North Carolina	3	1,580		178,900		2.8%
Ontario, Canada	3	2,790	(3)	319,800	(3)	5.0%
Pennsylvania	4	2,220		269,900		4.2%
South Carolina	1	460		65,200		1.0%
Tennessee	1	800		100,400		1.6%
Texas (1)	10	6,250		933,300		14.5%
Virginia	4	2,450		257,800		4.0%

Total	78	51,630		6,430,200		100%

(1)

Does not include properties in which we own a minority interest, including the interests owned in the Montgomery County Self Storage, DST properties, the San Francisco Self Storage DST property, the Hawthorne property, the WP Baltimore Self Storage property and the Southwest Colonial, DST properties.

(2)	Includes approximately 85,000 rentable square feet of industrial warehouse/office space at the Chicago – Ogden Ave. property.
(3)	Includes the Mississauga and Brampton properties, which are under development.

Pending Acquisitions

Homeland Portfolio

On September 7, 2011, we, through a wholly-owned subsidiary of our operating partnership, entered into a purchase and sale agreement with unaffiliated third parties (the “Homeland Portfolio Purchase Agreement”) for the acquisition of 12 self storage facilities located in Georgia and Florida (the “Homeland Portfolio”), consisting of approximately 7,880 units and approximately 972,200 rentable square feet. The aggregate purchase price for the Homeland Portfolio is $84 million, plus closing costs and acquisition fees. We expect this portfolio acquisition to close in the fourth quarter of 2011 and intend to seek participation of a joint venture partner in the acquisition. We expect to fund our portion of such acquisition with a combination of net proceeds from our public offering and acquisition indebtedness.

Summary

The table below is a summary of our potential acquisitions of 15 self storage facilities as of October 11, 2011, including the Homeland Portfolio discussed above:

Property	Address	Purchase Price	Year Built	Approx. Sq. Ft. (net)	Approx. Units
Kennesaw - GA	4105 George Busbee Pkwy., Kennesaw, GA	$5,600,000	2006	78,200	660
Sharpsburg - GA	52 Bailey Station Cir., Sharpsburg, GA	$5,000,000	2006	92,000	700
Duluth - GA	2801 North Berkeley Lake Rd., Duluth, GA	$5,850,000	2007	81,600	640
Duluth II - GA	1790 Peachtree Industrial Blvd., Duluth, GA	$6,000,000	2007	83,300	700
Duluth III - GA	3357 Breckinridge Blvd., Duluth, GA	$5,750,000	2007	82,600	630
Marietta III - GA	1897 West Oak Pkwy., Marietta, GA	$5,500,000	2007	73,400	640
Austell - GA	3720 Tramore Pointe Pkwy., Austell, GA	$6,700,000	2007	77,700	590
Sandy Springs - GA	6780 Roswell Rd., Sandy Springs, GA	$16,500,000	2009	93,800	890
Smyrna - GA	2340 S. Cobb Pkwy., Smyrna, GA	$8,300,000	2007	65,700	530
Lawrenceville III - GA	3564 Lawrenceville Hwy., Lawrenceville, GA	$6,350,000	2009	89,700	680
Jacksonville - FL	790 Monument Rd., Jacksonville, FL	$7,600,000	2008	82,800	690
Jacksonville II - FL	5550 Timuquana Rd., Jacksonville, FL	$4,850,000	2009	71,400	530
Toms River - NJ	3200 Route 37 East, Toms River, NJ	$5,700,000	2006	59,700	630
Surprise - AZ	13360 W. Willow Ave., Surprise, AZ	$7,300,000	2009	76,100	700
Chantilly - VA	14518 Lee Road, Chantilly, VA	$7,390,000	1985	79,100	860

Total		$104,390,000		1,187,100	10,070

Pursuant to these purchase agreements, we would be obligated to purchase the properties only after satisfactory completion of agreed upon closing conditions. We will decide whether to acquire the properties generally based upon:

•	our ability to find a joint venture partner or raise sufficient net proceeds from our public offering;

•	satisfactory completion of due diligence on the properties and the sellers;

•	satisfaction of the conditions to the acquisitions in accordance with the purchase agreements; and

•	no material adverse changes relating to the properties, the sellers, or certain economic conditions.

There can be no assurance that we will complete the acquisition of any of these properties. In some circumstances, if we fail to complete the acquisitions, we may forfeit our earnest money.

Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions to the consummation of these acquisitions, we cannot make any assurances that the closings are probable.

Revisions to the Management Section of our Prospectus

As of October 18, 2011, Robert Cerrone no longer serves as Senior Vice President – Self Storage Operations for us or our advisor. All references to Mr. Cerrone, including biographical information, are hereby removed from our prospectus.

Extension of the Term of the KeyBank Credit Facility

On September 29, 2011, we exercised our option to extend the KeyBank Credit Facility for 90 days. The KeyBank Credit Facility now matures on December 28, 2011. We are currently in the process of negotiating a new credit facility with KeyBank, National Association.